SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2007

LG.Philips LCD Co., Ltd.

(Translation of Registrant’s name into English)

20 Yoido-dong, Youngdungpo-gu, Seoul 150-721, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                     No     X

Resolution on Convening of Annual General Meeting

On January 16, 2007, the Board of Directors of LG.Philips LCD Co., Ltd. (NYSE symbol: LPL) has approved and ratified to convene the 22nd Annual General Meeting of Shareholders for the fiscal year of 2006 as set forth below:

1.	Date & Time:	10:00 A.M., February 28, 2007 (Wednesday)

2.	Venue:	Auditorium of the A building, LG.Philips LCD Paju Display Cluster 1007, Deogeun-ri, Wollong-myeon, Paju-si, Gyeonggi-do, Korea

3.	Agenda for Meeting

	1) For reporting:	a. Audit Committee’s Audit Report
b. Business Report
	2) For approval:	a. Non-consolidated Balance Sheet, Non-consolidated Income Statement & Non-consolidated Statement of Appropriations of Retained Earnings of Fiscal Year 2006
b. Amendment of the Articles of Incorporation
c. Appointment of Directors
d. Appointment of Audit Committee Members
e. Remuneration Limit for Directors in 2007

4.	Resolution of Board of Directors

	- Date	: January 16, 2007
	- Attendance of Outside Directors	: 5 out of 5 outside directors attended

[Details of Nominated Directors]

A) Young Soo Kwon

•	Date of Birth : February 6, 1957

•	Proposed Term of Office : 3 years

•	New Appointment or Reappointment : New appointment

•	Major Career : CFO of LG Electronics Inc.

•	Current Position : Director of LG Electronics Inc.

•	Education : Master’s Degree in Industrial Engineering, KAIST

•	Nationality : Korea

B) Bart van Halder

•	Date of Birth : August 17, 1947

•	Proposed Term of Office : 3 years

•	New Appointment or Reappointment : Reappointment

•	Whether Outside Director or not : Outside Director

•	Major Career : Member of Boards of Directors of Cosun u.a. and Air Traffic Control in the Netherlands

•	Current Position : Outside Director and Audit Committee Member, LG.Philips LCD Co., Ltd.

•	Education : Master’s Degree in Business Econometrics, University of Tilburg

•	Nationality : Netherlands

C) Ingoo Han

•	Date of Birth : October 15, 1956

•	Proposed Term of Office : 3 years

•	New Appointment or Reappointment : Reappointment

•	Whether Outside Director or not : Outside Director

•	Major Career : Professor in Accounting Information Systems of Graduate School of Management, KAIST

•	Current Position : Outside Director and Audit Committee Member, LG.Philips LCD Co., Ltd.

•	Education : Ph.D. in Accounting Information Systems, University of Illinois at Urbana-Champaign

•	Nationality : Korea

[Details of Nominated Audit Committee Members]

A) Bart van Halder

- Please refer to the details of nominated directors.

B) Ingoo Han

- Please refer to the details of nominated directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG.Philips LCD Co., Ltd.
(Registrant)

Date: January 16, 2007	By:	/s/ Ron H. Wirahadiraksa
(Signature)

	Name:	Ron H. Wirahadiraksa
	Title:	Joint Representative Director/
President & Chief Financial Officer